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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

DCP MIDSTREAM, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

23311P100

(CUSIP Number)

Brent L. Backes

370 17th Street, Suite 2500

Denver, Colorado 80202

Tel: (303) 633-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC (“Midstream”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,874,908 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†
	9	SOLE DISPOSITIVE POWER 50,874,908 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,762,526 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; OO — limited liability company

†

The number and percentage of common units representing limited partner interests (“Common Units”) of DCP Midstream, LP (the “Partnership”) reported as beneficially owned by Midstream in this Schedule 13D consists of the following: 50,874,908 Common Units owned by Midstream; and 66,887,618 Common Units owned by the General Partner (as defined below), which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC (as defined below), the general partner of the General Partner.

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CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LLC (“GP LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

††	GP LLC is the general partner of the General Partner. Therefore, GP LLC may be deemed to be the beneficial owner of 66,887,618 Common Units owned by the General Partner.

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CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LP (the “General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN — limited partnership

†††

Midstream is the sole member of GP LLC, the general partner of the General Partner, and owns all of the limited partner interests in the General Partner. As such, Midstream and GP LLC may be deemed to be beneficial owners of 66,887,618 Common Units owned by the General Partner.

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EXPLANATORY NOTE

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in DCP Midstream, LP (the “Partnership”) filed by Midstream (as defined below) and DCP LP Holdings, LLC on February 28, 2008, as subsequently amended to date (the “Initial Statement”). This Amendment No. 10 is being filed to report beneficial ownership of Common Units acquired by the General Partner (as defined below) as described in further detail in Item 3 herein. Only those items of the Initial Statement that are being amended hereby are included herein.

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	DCP Midstream, LLC, a Delaware limited liability company (“Midstream”) and the sole member of GP LLC (as defined below).

(2)	DCP Midstream GP, LLC, a Delaware limited liability company (“GP LLC”) and the general partner of the General Partner (as defined below).

(3)	DCP Midstream GP, LP, a Delaware limited partnership (the “General Partner” and, together with Midstream and GP LLC, the “Reporting Persons”).

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

The principal business address and principal office address of the Reporting Persons is 370 17th Street, Suite 2500, Denver, Colorado 80202.

(c)	Present Principal Occupation or Principal Business:

(1)	The principal business of Midstream is to own, directly or indirectly, equity interests in GP LLC, the General Partner and the Partnership.

(2)	The principal business of GP LLC is to serve as the general partner of the General Partner and own equity interests in the General Partner.

(3)	The principal business of the General Partner is to serve as the general partner of the Partnership and own equity interests in the Partnership.

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Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of Midstream and GP LLC are set forth below (the “Listed Persons”). The General Partner does not have directors and executive officers, as management of the General Partner is exclusively vested in GP LLC, in its capacity as the general partner of the General Partner.

DCP Midstream, LLC
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned
Wouter T. van Kempen	*	Chairman of the Board, President, and Chief Executive Officer	**	2,540***

Brent L. Backes	*	Group Vice President and General Counsel	**	10,406***

Donald A. Baldridge	*	President	**	10,689***

Brian S. Frederick	*	President	**	5,500***

Sean P. O’Brien	*	Group Vice President and Chief Financial Officer	**	0

Al Monaco	*	Director	President and Chief Executive Officer, Enbridge Inc.	0

William T. Yardley	*	Director	Executive Vice President and President, Gas Transmission and Midstream, Enbridge Inc.	0

Greg C. Garland	*	Director	Chairman and Chief Executive Officer, Phillips 66	0

Kevin J. Mitchell	*	Director	Executive Vice President and Chief Financial Officer, Phillips 66	3,000***

*	The principal business address and principal office address of the executive officers and directors listed above is c/o DCP Midstream, LP, 370 17th Street, Suite 2500, Denver, Colorado 80202.
**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Midstream.
***	Less than 1%.

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DCP Midstream GP, LLC
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned
Wouter T. van Kempen	*	Chairman of the Board, President, and Chief Executive Officer	**	2,540***

Brent L. Backes	*	Group Vice President and General Counsel	**	10,406***

Donald A. Baldridge	*	President	**	10,689***

Brian S. Frederick	*	President	**	5,500***

Sean P. O’Brien	*	Group Vice President and Chief Financial Officer	**	0

Allen C. Capps	*	Director	Senior Vice President, Corporate Development and Investment Review, Enbridge Inc.	0

Fred J. Fowler	*	Director	Director of GP LLC; Director of PG&E Corporation; Director of Encana Corporation	37,000***

William F. Kimble	*	Director	Director of GP LLC; Director of PRGX Global Inc.; Director of Liberty Oilfield Services Inc.	12,900***

Mark Maki	*	Director	Senior Vice President, Corporate Planning and Sponsored Vehicles, Enbridge Inc.	0

Brian Mandell	*	Director	Executive Vice President, Marketing and Commercial, Phillips 66	0

Bill W. Waycaster	*	Director	Director of GP LLC	12,900***

John Zuklic	*	Director	Vice President and Treasurer, Phillips 66	0

*	The principal business address and principal office address of the executive officers and directors listed above is c/o DCP Midstream, LP, 370 17th Street, Suite 2500, Denver, Colorado 80202.
**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP LLC.
***	Less than 1%.

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(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the natural persons identified in this Item 2 is a U.S. citizen, except for Mr. Monaco, who is a Canadian citizen. Mr. van Kempen is a dual citizen of the U.S. and the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in response to this Item 3 is hereby amended and supplemented by adding the following paragraphs:

On November 6, 2019, the Partnership entered into an Equity Restructuring Agreement (the “Equity Restructuring Agreement”) with the General Partner. Pursuant to the Equity Restructuring Agreement, the Partnership agreed to issue 65,000,000 Common Units (the “Restructuring Common Units”) to the General Partner in exchange for the cancellation of all of the outstanding general partner units of the Partnership and incentive distribution rights of the Partnership, all of which were held by the General Partner, and the conversion of the General Partner’s general partner interest in the Partnership into a non-economic general partner interest in the Partnership. The Restructuring Common Units were issued to the General Partner concurrently with the entry into the Equity Restructuring Agreement.

Concurrently with the entry into the Equity Restructuring Agreement, the General Partner executed and delivered the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Fifth Amended and Restated Partnership Agreement”) to give effect to the transactions contemplated by the Equity Restructuring Agreement. The Fifth Amended and Restated Partnership Agreement amends and restates the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 4, 2018, in its entirety.

The foregoing descriptions of the Equity Restructuring Agreement and the Fifth Amended and Restated Partnership Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Equity Restructuring Agreement, a copy of which is filed as Exhibit 10.1 hereto, and the Fifth Amended and Restated Partnership Agreement, a copy of which is filed as Exhibit 3.1 hereto, and which are incorporated herein by reference.

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Item 4. Purpose of Transaction.

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

The General Partner acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment No. 10, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Amendment No. 10 (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional Common Units of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of Common Units of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

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Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)	(1)	Midstream is the direct beneficial owner of 50,874,908 Common Units, representing approximately 24.4% of the Common Units outstanding as of November 6, 2019. In its capacity as the sole member of GP LLC, the general partner of the General Partner, and its capacity as the sole owner of the limited partner interests in the General Partner, Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of 66,887,618 Common Units owned directly by the General Partner, representing approximately 32.1% of the Common Units outstanding as of November 6, 2019, or, together with the Common Units owned directly by Midstream, approximately 56.5% of the Common Units outstanding as of November 6, 2019.

	(2)	GP LLC is the direct beneficial owner of 0 Common Units, representing 0.0% of the Common Units outstanding as of November 6, 2019. In its capacity as the general partner of the General Partner, GP LLC may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of 66,887,618 Common Units owned directly by the General Partner, representing approximately 32.1% of the Common Units outstanding as of November 6, 2019.

	(3)	The General Partner is the direct beneficial owner of 66,887,618 Common Units, representing approximately 32.1% of the Common Units outstanding as of November 6, 2019.

	(4)	The information provided in response to Item 2 regarding the aggregate number and percentage of Common Units beneficially owned by the Listed Persons is incorporated by reference herein.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	Except as described in Item 3 of this Amendment No. 10, the General Partner has not effected any transactions in the Common Units within the past 60 days. Neither Midstream, GP LLC nor any Listed Person has effected any transactions in the Common Units within the past 60 days.

(d)	The Reporting Persons have the right to receive distributions made with respect to, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Amendment No. 10 and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to this Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Midstream, as the sole member of GP LLC, is party to that certain Amended and Restated Limited Liability Company Agreement of GP LLC, dated December 7, 2005, as amended.

Midstream, as the sole limited partner of the General Partner, and GP LLC, as the sole general partner of the General Partner, are parties to that certain First Amended and Restated Agreement of Limited Partnership of the General Partner, dated December 7, 2005.

Item 7. Material to be Filed as Exhibits.

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

Exhibit Number	Description

Exhibit 3.1	Fifth Amended and Restated Limited Partnership Agreement of DCP Midstream, LP, dated November 6, 2019, incorporated herein by reference to Exhibit 3.1 to DCP Midstream, LP’s Form 8-K (File No. 001-32678) filed with the Commission on November 8, 2019.

Exhibit 10.1	Equity Restructuring Agreement, dated November 6, 2019, between DCP Midstream GP, LP and DCP Midstream, LP, incorporated herein by reference to Exhibit 10.1 to DCP Midstream, LP’s Form 8-K (File No. 001-32678) filed with the Commission on November 8, 2019.

Exhibit 10.2	Amended and Restated Limited Liability Company Agreement of DCP Midstream GP, LLC dated December 7, 2005, incorporated herein by reference to Exhibit 3.3 to DCP Midstream, LP’s Current Report on Form 8-K (File No. 001-32678) filed with the Commission on December 12, 2005.

Exhibit 10.3	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of DCP Midstream GP, LLC dated January 20, 2009, incorporated herein by reference to Exhibit 3.1 to DCP Midstream, LP’s Annual Report on Form 10-K (File No. 001-32678) filed with the Commission on March 5, 2009.

Exhibit 10.4	Amendment No. 2 to Amended and Restated Limited Liability Company Agreement of DCP Midstream GP, LLC dated February 14, 2013, incorporated herein by reference to Exhibit 3.1 to DCP Midstream, LP’s Current Report on Form 8-K (File No. 001-32678) filed with the Commission on February 21, 2013.

Exhibit 10.5	Amendment No. 3 to Amended and Restated Limited Liability Company Agreement of DCP Midstream GP, LLC dated November 6, 2013, incorporated herein by reference to Exhibit 3.3 to DCP Midstream, LP’s Quarterly Report on Form 10-Q (File No. 001-32678) filed with the Commission on November 6, 2013.

Exhibit 10.6	Amendment No. 4 to Amended and Restated Limited Liability Company Agreement of DCP Midstream GP, LLC dated December 30, 2016, incorporated herein by reference to Exhibit 10.4 to DCP Midstream, LP’s Annual Report on Form 10-K (File No. 001-32678) filed with the Commission on February 15, 2017.

Exhibit 10.7	First Amended and Restated Agreement of Limited Partnership of DCP Midstream GP, LP dated December 7, 2005, incorporated herein by reference to Exhibit 3.2 to DCP Midstream, LP’s Current Report on Form 8-K (File No. 001-32678) filed with the Commission on December 12, 2005.

Exhibit 99.1	Joint Filing Agreement, dated November 12, 2019, among DCP Midstream, LLC, DCP Midstream GP, LLC and DCP Midstream GP, LP, regarding filing of Schedule 13D.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2019	DCP MIDSTREAM, LLC

	By:	/s/ Michael S. Richards
	Name:	Michael S. Richards
	Title:	Vice President, Deputy General Counsel & Corporate Secretary

DCP MIDSTREAM GP, LLC

	By:	/s/ Michael S. Richards
	Name:	Michael S. Richards
	Title:	Vice President, Deputy General Counsel & Corporate Secretary

DCP MIDSTREAM GP, LP

	By:	DCP Midstream GP, LLC, its general partner

	By:	/s/ Michael S. Richards
	Name:	Michael S. Richards
	Title:	Vice President, Deputy General Counsel & Corporate Secretary